UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL Inc.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 9 to the financial statements, the Plan adopted a new accounting standard regarding the classification of notes receivable from participants for the years ended December 31, 2010 and 2009.

/s/ Battelle & Battelle LLP

June 20, 2011

Dayton, Ohio

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statements of Net Assets Available for Benefits

	At December 31,
	2010			2009
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(e) and 3):

Common Stock:
DPL Inc. Common Stock	429,442	$11,040,966	*	444,788	$12,276,135	*

Money Market Fund:
Prime Reserve Fund	10,947,544	10,947,544	*	13,012,587	13,012,587	*

Mutual Funds:
Equity Income Fund	323,796	7,670,738	*	366,429	7,691,348	*
Equity Index 500 Fund	198,084	6,707,109	*	219,408	6,588,810	*
New Horizons Fund	183,485	6,144,923	*	207,894	5,317,937	*
Blue Chip Growth Fund	97,220	3,706,988	*	103,324	3,385,931	*
Spectrum Income Fund	269,590	3,332,130	*	301,060	3,555,523	*
Retirement 2020 Fund	114,055	1,875,061		98,475	1,437,738
International Stock Fund	116,440	1,656,935		120,382	1,516,812
Retirement 2010 Fund	87,318	1,339,460		92,183	1,285,958
Pimco Total Return Admin	120,321	1,305,479		110,346	1,191,737
Retirement 2015 Fund	106,475	1,265,993		85,863	916,160
Retirement 2005 Fund	68,406	775,723		64,564	674,045
Retirement 2030 Fund	38,449	664,400		27,663	418,259
Mid-Cap Growth Fund	10,220	598,175		9,648	458,190
Retirement 2045 Fund	41,227	478,641		28,631	289,176
Retirement 2035 Fund	37,440	457,892		33,655	358,421
Retirement 2025 Fund	32,206	387,760		28,010	297,183
Retirement 2050 Fund	36,976	360,148		25,273	214,316
Mid-Cap Value Fund	14,687	348,219		18,803	389,598
Retirement 2040 Fund	19,012	331,182		12,264	185,801
Vanguard Int Termbond IDX, SIG	25,248	283,031		14,294	153,227
Small-Cap Value Fund	6,113	220,879		7,971	234,991
Retirement Income Fund	8,780	115,111		7,358	89,841
Retirement 2055 Fund	4,546	43,774		2,049	17,167
Total Mutual Funds		40,069,751			36,668,169

Total Investments		62,058,261			61,956,891

Notes Receivable From Participants (Notes 1(h), 9, and 11)		1,176,631			468,004

Uninvested Cash		209			—

Total Assets		63,235,101			62,424,895

LIABILITIES

Excess Contributions Payable		—			38,478

Net Assets Available for Benefits		$63,235,101			$62,386,417

*Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Investment Income (Notes 2(e) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$(800,410)	$2,176,962

Mutual Funds:
New Horizons Fund	1,504,901	1,608,565
Equity Income Fund	877,543	1,380,887
Equity Index 500 Fund	763,043	1,254,916
Blue Chip Growth Fund	508,613	986,831
Retirement 2020 Fund	206,401	292,673
International Stock Fund	174,948	614,879
Spectrum Income Fund	146,968	386,183
Retirement 2010 Fund	120,972	293,977
Retirement 2015 Fund	115,052	202,502
Mid-Cap Growth Fund	103,443	120,615
Retirement 2030 Fund	73,708	94,892
Retirement 2035 Fund	59,754	67,249
Retirement 2005 Fund	59,601	117,561
Retirement 2045 Fund	56,224	65,252
Retirement 2025 Fund	42,234	71,501
Small-Cap Value Fund	41,849	50,560
Mid-Cap Value Fund	41,589	105,331
Retirement 2050 Fund	39,595	44,329
Retirement 2040 Fund	39,127	40,961
Retirement Income Fund	5,868	14,360
Retirement 2055 Fund	4,555	3,000
Vanguard Int Termbond IDX, SIG	4,536	2,005
Pimco Total Return Admin	(191)	60,592
Total Mutual Funds	4,990,333	7,879,621

Total Net Appreciation	4,189,923	10,056,583

Dividend Income	1,411,664	1,184,813

Net Investment Income	5,601,587	11,241,396

Interest on Participant Loans	36,695	3,314
Transfers From Other Company Sponsored Plans (Note 4)	465,503	339,697
Participant Contributions (Note 4)	3,736,001	3,661,239

	9,839,786	15,245,646

Deductions in Net Assets Attributable to:
Transfers to Other Company Sponsored Plan (Note 6)	(818,066)	—
Benefits Paid to Participants	(8,173,036)	(3,571,518)
Total Deductions	(8,991,102)	(3,571,518)

Net Increase	848,684	11,674,128

Net Assets Available for Benefits:
Beginning of Year	62,386,417	50,712,289

End of Year	$63,235,101	$62,386,417

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Plan Description

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the “Plan”), effective November 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the “Company”) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.

(b)  Participant Contributions

An eligible participant may execute a salary reduction agreement directing the Company to contribute to the Plan on behalf of the participant up to 85 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 85 percent (in whole percentages) of eligible incentive compensation.  Both salary reduction and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3 percent which is invested in the Retirement Income Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the deferral percentage.

Participants may also elect to direct a portion of funds from a Company sponsored welfare cafeteria benefit plan, another component of compensation, into the Plan.  Contributions to this plan were $114,174 and $169,108 for the years ended December 31, 2010 and 2009, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $1,700 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Employer matching contributions are held in the ESOP and are cliff-vested 100 percent after three years’ service.  Forfeitures of employer matching contributions held in the ESOP are used to reduce future employer matching contributions.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings or losses and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potentials.

(f)  Payment of Benefits

In general, participants are eligible for lump sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, disability or death.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday; 10th anniversary of participation in the Plan; or termination of employment.  Participants are allowed to take distributions during employment if older than 59-1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is $1,000 or less and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.  Refer to Note 10 for discussion of the proposed merger with The AES Corporation.  The impact of the proposed merger on the Plan is currently unknown.

(h)  Notes Receivable from Participants

The Plan was amended, effective September 29, 2009, to allow a participant to receive a loan from the Plan in accordance with policy established by the Plan administrator.  The Company is required to treat these loans as notes receivable as further discussed in Note 9 below.  Any such loan or loans must be a minimum of $1,000 and shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000.  For loans made on or after November 15, 2010, participants will not be entitled to receive a loan more frequently than once in any 12 month period of time.  Loans must be paid back within 60 months (unless the loan is used to acquire a principal residence) to prevent the loan from being treated as a distribution.  Loan payments must be made through payroll deductions while the participant is employed.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

Note 2 - Summary of Significant Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (FASC).

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefits are recorded when paid.

(d)  Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (SEC).  See Note 10 below.

(e)  Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair values of the investments at the beginning of the year or the purchase dates and the fair values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.  Capital gain distributions are included in dividends.  Interest income is recorded on an accrual basis.

The fair value hierarchy, as discussed in FASC Topic 820 “Fair Value Measurements and Disclosures,” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  These inputs are then categorized as Level 1 (quoted prices in active markets for identical assets or liabilities); Level 2 (observable inputs such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active); or Level 3 (unobservable inputs).

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

Valuations of assets and liabilities reflect the value of the instrument including the values associated with counterparty credit risk.  We include our own credit risk and our counterparty’s credit risk in our calculation of fair value using the Global Corporate Cumulative Average Default Rates.

The fair value of assets measured on a recurring basis and the respective category within the fair value hierarchy was determined as follows:

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2010	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$11,040,966	$11,040,966	$—	$—
Money Market Fund	10,947,544	—	10,947,544	—
Mutual Funds	40,069,751	—	40,069,751	—
Total	$62,058,261	$11,040,966	$51,017,295	$—

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2009	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$12,276,135	$12,276,135	$—	$—
Money Market Fund	13,012,587	—	13,012,587	—
Mutual Funds	36,668,169	—	36,668,169	—
Total	$61,956,891	$12,276,135	$49,680,756	$—

Level 1 inputs are used to value DPL Inc. common stock.  The fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.  Level 2 inputs are used to value open-ended mutual funds held by the Plan using the end of day Net Asset Value (NAV) traded in an active exchange market.  This is in accordance with FASC Topic 820, which states that assets valued using the NAV should be classified as Level 2 if an entity can redeem its investment with the investee at the NAV on the measurement date, and otherwise as Level 3.

There were no transfers in or out of Levels 1 and 2 during the years ended December 31, 2010 and 2009.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

Net Asset Value per Unit

The following table discloses the fair value and redemption frequency of those investments whose fair value is estimated using the NAV per unit as of December 31, 2010 and 2009.  These assets are part of the Plan and exclude DPL Inc. common stock, which is valued using quoted market prices.  Fair values estimated using the NAV per unit are categorized as Level 2 within the fair value hierarchy, unless the investments cannot be redeemed at the NAV on the reporting date.  Investments that have restrictions on redemption would be categorized as Level 3 assets within the hierarchy.  As of December 31, 2010 and 2009, the Plan did not have any investments for sale at a price other than NAV.

Fair Value Estimated Using Net Asset Value per Unit

Investment	December 31, 2010 Fair Value	December 31, 2009 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Mutual Funds (a)	$27,053,965	$25,583,617	$—	Immediate	None
Fixed Income Mutual Funds (b)	4,920,640	4,900,487	—	Immediate	None
Target Maturity Mutual Funds (c)	8,095,146	6,184,065	—	Immediate	None
Money Market Mutual Fund (d)	10,947,544	13,012,587	—	Immediate	None
Total	$51,017,295	$49,680,756	$—

(a)   This category primarily includes investments in equity securities of large, small and medium sized companies and equity securities of foreign companies including those in developing countries. The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(b)   This category primarily includes investments in investment grade fixed income instruments, US dollar denominated debt securities of emerging market issuers and high yield fixed income securities that are rated below investment grade. The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(c)   This category includes investments in equity and fixed income securities including equity investments of large, small and medium sized companies and equity securities of foreign companies including those in developing countries as well as investment grade fixed income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed income securities that are rated below investment grade.  The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(d)   This category includes investments in a money market mutual fund.  The fund is valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category are highly liquid and can be redeemed immediately at the NAV per unit.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2010 and 2009, such purchases were $7,919,526 and $8,350,423, respectively, and such sales totaled $10,888,693 and $6,420,368, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2010 and 2009, purchases of DPL Inc. common stock were $1,558,860 and $1,149,286, respectively, and sales of DPL Inc. common stock totaled $1,864,395 and $1,834,269, respectively.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

The ending balance of DPL Inc. common stock represents approximately 17.8% and 19.8% of the Plan’s total investments as of December 31, 2010 and 2009, respectively.

Note 4 - Contributions

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2010 and 2009, there were incoming transfers of $4,063 and $0, respectively, between the Plan and the Company’s Employee Savings Plan for non-union employees.  These transfers reflect the movement of savings for employees who have changed from non-union to union status.

The Plan allows all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2010 and 2009 totaled $461,440 and $339,697, respectively.

Note 5 - Administrative Expenses

The Plan is administered by the Company, without charge to the Plan, and T. Rowe Price is the Trustee.  The Company has elected to pay a portion of the fees incurred in the administration of the Plan including a portion of the Trustee’s compensation and expenses.

Note 6 - Benefits

There were no benefit obligations to participants who have withdrawn from the Plan at December 31, 2010 and 2009.

In 2010 and 2009, there were outgoing transfers of $818,066 and $0, respectively, between the Plan and the Company’s Employee Savings Plan for non-union employees.  These transfers reflect the movement of savings for employees who have changed from union to non-union status.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating that the Plan is so qualified.  The Plan has been amended since receiving this determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements and continues to be tax exempt as of December 31, 2010. The Plan was amended effective January 1, 2011 and a determination request was filed for the amended Plan in January 2011.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

There are no uncertain tax positions with respect to the Plan and the Plan has no tax positions that are expected to significantly increase or decrease over the next twelve months.  The Plan is subject to normal statutes of limitations with regard to tax examinations.  With few exceptions, the Plan is no longer subject to income tax examinations for years before 2007.  No interest or penalties have been recognized in the Plan’s financial statements.

Note 8 - Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the fair value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 9 - Recent Accounting Pronouncements

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued ASU 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans.”  This ASU requires the classification of participant loans as notes receivable carried at the unpaid balance of the loan plus any accrued but unpaid interest, rather than being classified as investments at fair value.  This method is preferable because it best reflects the legal nature of the asset, which is a loan from the Plan to the participant.

The change in classification is to be applied retrospectively, and as a result, $468,004 in participant loans, that were previously disclosed as “Participant Loans” and included in Total Investments on the Statements of Net Assets Available for Benefits, are now classified as “Notes Receivable from Participants.”  Additionally, in accordance with ASU 2010-25, notes receivable from participants are no longer disclosed within the fair value table located in Note 2(e) because the notes receivable are no longer classified as investments or subject to fair value reporting.

Fair Value Measurements and Disclosures

In August 2009, the FASB issued ASU 2009-05 “Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value,” which amends FASC Topic 820, “Fair Value Measurements and Disclosures.”  ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information.  ASU 2009-05 was effective for the Plan’s first reporting period beginning January 1, 2010.  The adoption of ASU 2009-05 did not have a material effect on the Plan’s financial statements.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures,” effective for annual reporting periods beginning after December 15, 2009.  The Company adopted this ASU on January 1, 2010.  This standard updates FASC Topic 820, “Fair Value Measurements and Disclosures.”  ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and higher levels of disaggregation for the different types of financial instruments.  For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately.  These new rules did not have a material effect on the Plan’s financial statements.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events,” effective upon issuance of the final ASU.  ASU 2010-09 addresses the interaction of FASC Topic 855 “Subsequent Events” with the reporting requirements of the Securities and Exchange Commission (SEC).  Specifically, ASU 2010-09 addresses the concern that the requirement to disclose the date that an entity’s financial statements are issued, as required in FASC Topic 855, potentially conflicts with the SEC’s guidance.  In response, ASU 2010-09 amends FASC Topic 855 such that an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment alleviates potential conflicts between FASC Topic 855 and the SEC’s reporting requirements.

Note 10 - Subsequent Events

Merger with AES

On April 19, 2011, DPL and The AES Corporation (“AES”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby AES will acquire DPL for $30.00 per share in a cash transaction valued at approximately $3.5 billion plus the assumption of $1.2 billion of debt and preferred stock. Upon closing, DPL will become a wholly-owned subsidiary of AES.

The transaction has been unanimously approved by both the DPL and AES boards of directors, but is subject to certain conditions, including receipt of the approval of DPL shareholders, the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, and the receipt of all required regulatory approvals from, among others, the FERC and the PUCO.  The parties anticipate receiving approvals and closing the transaction during the fourth quarter of 2011 or first quarter of 2012.  The impact of the proposed merger on the Plan is currently unknown.

Further information concerning the proposed merger, including a copy of the Merger Agreement, is included in DPL’s Current Report on Form 8-K relating to the merger, filed with the SEC on April 20, 2011.  In addition, further information will be included in a proxy statement filed by DPL with the SEC in connection with the Merger.

(Continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2010 and 2009

Early Termination of Antitrust Waiting Period

On June 14, 2011, the U.S. Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the proposed DPL and AES merger.

Fund Changes

On February 1, 2011, the Plan exchanged the T. Rowe Price Equity Index 500 Fund for the Vanguard Equity Index 500 Fund.  The Vanguard Fund is comparable to the T. Rowe Price Fund, except that the Vanguard Fund has lower fees.  In addition, four new funds were added to the investment lineup at the same time: Oppenheimer International Bond A, DFA Emerging Markets Value 1, PIMCO Real Return Institutional, and Prudential Short-Term Corporate Bond Z.

Note 11 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
Net Assets Available for Benefits per the Financial Statements	$63,235,101	$62,386,417
Differences in:
Investments	(1,176,631)	(468,004)
Receivables - Notes Receivable From Participants	1,176,631	468,004
Net Assets Available for Benefits per the Form 5500	$63,235,101	$62,386,417

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

EIN # 31-0258470

Plan # 005

Schedule H, Line 4i — Schedule of Assets Held at End of Year

December 31, 2010

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

	Common Stock:
*	DPL Inc.	DPL Inc. Common Stock Fund (429,442 shares)	$11,040,966

	Money Market Fund:
*	T. Rowe Price Trust Company	Prime Reserve Fund (10,947,544 shares)	10,947,544

	Mutual Funds:
*	T. Rowe Price Trust Company	Equity Income Fund (323,796 shares)	7,670,738
*	T. Rowe Price Trust Company	Equity Index 500 Fund (198,084 shares)	6,707,109
*	T. Rowe Price Trust Company	New Horizons Fund (183,485 shares)	6,144,923
*	T. Rowe Price Trust Company	Blue Chip Growth Fund (97,220 shares)	3,706,988
*	T. Rowe Price Trust Company	Spectrum Income Fund (269,590 shares)	3,332,130
*	T. Rowe Price Trust Company	Retirement 2020 Fund (114,055 shares)	1,875,061
*	T. Rowe Price Trust Company	International Stock Fund (116,440 shares)	1,656,935
*	T. Rowe Price Trust Company	Retirement 2010 Fund (87,318 shares)	1,339,460
*	T. Rowe Price Trust Company	Pimco Total Return Admin (120,321 shares)	1,305,479
*	T. Rowe Price Trust Company	Retirement 2015 Fund (106,475 shares)	1,265,993
*	T. Rowe Price Trust Company	Retirement 2005 Fund (68,406 shares)	775,723
*	T. Rowe Price Trust Company	Retirement 2030 Fund (38,449 shares)	664,400
*	T. Rowe Price Trust Company	Mid-Cap Growth Fund (10,220 shares)	598,175
*	T. Rowe Price Trust Company	Retirement 2045 Fund (41,227 shares)	478,641
*	T. Rowe Price Trust Company	Retirement 2035 Fund (37,440 shares)	457,892
*	T. Rowe Price Trust Company	Retirement 2025 Fund (32,206 shares)	387,760
*	T. Rowe Price Trust Company	Retirement 2050 Fund (36,976 shares)	360,148
*	T. Rowe Price Trust Company	Mid-Cap Value Fund (14,687 shares)	348,219
*	T. Rowe Price Trust Company	Retirement 2040 Fund (19,012 shares)	331,182
*	T. Rowe Price Trust Company	Vanguard Int Termbond IDX, SIG (25,248 shares)	283,031
*	T. Rowe Price Trust Company	Small-Cap Value Fund (6,113 shares)	220,879
*	T. Rowe Price Trust Company	Retirement Income Fund (8,780 shares)	115,111
*	T. Rowe Price Trust Company	Retirement 2055 Fund (4,546 shares)	43,774
	Total Mutual Funds		40,069,751

	Uninvested Cash:
*	T. Rowe Price Trust Company	Uninvested Cash	209

	Notes Receivable From Participants:
*	Participant Loans	Interest rate of 4.25% with maturity at various dates	1,176,631

			$63,235,101

Note:  An (*) in column (a) identifies a person known to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	June 20, 2011	/s/ Joseph W. Mulpas
Joseph W. Mulpas
Vice President, Controller and Chief Accounting Officer
DPL Inc. and The Dayton Power and Light Company